UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 29, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On March 29, 2007, Dollar Tree Stores, Inc. (the “Company”) entered into an accelerated share repurchase program with Goldman, Sachs & Co. (“Goldman Sachs”) to repurchase $150 million of the Company’s common stock. This accelerated share repurchase program is part of the execution of a repurchase program authorized by the Company’s board of directors to repurchase up to $500 million of common shares that was previously announced on November 21, 2006.

The material terms of the agreement are described below:

> This is a collared transaction in which the Company has agreed to repurchase for $150 million a number of shares to be determined based on the volume weighted average share price of the Company’s common stock during a specified period of time, subject to certain provisions that establish a minimum and maximum number of shares that may be repurchased. The minimum number of shares the Company has agreed to repurchase will be determined by dividing $150 million by approximately 110% of the volume weighted average share price of the Company’s common stock less one dollar over a period of up to four months following execution of the agreement. The maximum number of shares subject to repurchase will be determined by dividing $150 million by approximately 95% of the volume weighted average share price less one dollar over the same time period. Goldman Sachs will deliver 70% of the minimum number of shares to the Company within two weeks of the March 29, 2007 execution date. Up to four months after the initial execution date, the Company will receive additional shares from Goldman Sachs depending on the volume weighted average price of the shares during that period, subject to the maximum share delivery provisions of the agreement.

Under the agreement, the Company will pay $150 million to Goldman Sachs on April 3, 2007 and initially receive approximately 2.6 million common shares. Thereafter, the Company has no other obligations under the collared agreement to pay additional amounts or deliver shares to Goldman Sachs. In certain circumstances the completion date of the agreement may be shortened or extended from the period described above.

Shares repurchased under the accelerated stock repurchase program will be retired.

From time to time the Company engages Goldman Sachs as an advisor for investment banking and other corporate activities. In addition, Goldman Sachs Asset Management, L.P. owns approximately 1.6% of the outstanding common shares of the Company as of the latest reporting period.

Item 7.01 Regulation FD Disclosure.

The Company issued a press release concerning the accelerated share repurchase program after the market close on March 29, 2007. The contents of such press release (attached to this Current Report on Form 8-K as Exhibit 99.1) are hereby incorporated by reference and furnished under this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated March 29, 2007 issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: April 2, 2007	By:	/s/ Kent A. Kleeberger
		Kent A. Kleeberger
		Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated March 29, 2007 issued by Dollar Tree Stores, Inc.

Exhibit 99.1

Dollar Tree Stores, Inc. Announces $150 Million Accelerated Share Repurchase

CHESAPEAKE, Va. - March 29, 2007 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, today announced that after market close on March 29, 2007 it entered into an agreement with Goldman, Sachs & Co. to repurchase approximately $150 million of its common shares under an accelerated share repurchase program. Dollar Tree will acquire these common shares under the $500 million share repurchase program announced on November 21, 2006. Upon completion of this transaction, the Company will have about $273 million remaining in future authorized share repurchases. The Company recently completed a $100 million accelerated share repurchase program, announced on December 11, 2006.

The specific number of shares to be repurchased is generally based on the volume weighted average share price of the company's common shares during the term of the accelerated share repurchase program, subject to collar provisions that establish the minimum and maximum price and number of shares to be repurchased under the agreement.

Under the agreement, Dollar Tree will immediately pay $150 million. The Company will initially receive approximately 2.6 million shares --based on a calculation of approximately 70% of the top end of the collar-- and will receive the additional shares by the end of an estimated 1 to 4 month period contemplated to complete the transaction, depending on market conditions. All of the repurchased shares will be retired. Prior to issuance of this press release, no trading activity has occurred in the public market related to this accelerated share repurchase program.

"Our share repurchase program is an important part of our capital allocation strategy," said President and CEO Bob Sasser. "Having successfully completed a similar transaction in recent months, we believe that the accelerated share repurchase is an efficient use of capital and will provide long term benefit to our shareholders."

Dollar Tree Stores operates 3,219 stores in 48 states as of February 3, 2007.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding our intentions to repurchase stock, the method and timing as well as the number of shares repurchased, related expenditures and the benefits of such transaction. They also include statements about our future cash flow and our ability to fund future growth. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed December 6, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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